PLUMAS BANCORP

5525 Kietzke Lane
Reno, NV 89511

May 18, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Attention: Sonia Bednarowski

Re: Plumas Bancorp

Registration Statement on Form S-4

Filed May 3, 2021
File No. 333-255721

To Whom It May Concern:

Plumas Bancorp respectfully requests that the Securities and Exchange Commission cause the above-referenced registration statement on Form S-4 to become effective at 4:00 p.m., Eastern time, on Thursday, May 20, 2021, or as soon thereafter as practicable.

Please contact David Gershon of Sheppard, Mullin, Richter & Hampton, LLP at (415) 774-3120 with any questions you may have concerning this request. In addition, please notify Mr. Gershon when this request for acceleration has been granted.

Very truly yours,

PLUMAS BANCORP

By:	/s/ Richard Belstock
Name:	Richard Belstock
Title:	Executive Vice President and Chief Financial Officer